Filed by: Westar Energy, Inc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Westar Energy, Inc

Commission File Number: 001-03523

Date: May 31, 2016

VIDEO SCRIPT – Message from Mark Ruelle to Westar employees, dated May 31, 2016

[Rod – I’m thinking we have an intro that reads for about 10 seconds . . .

Message from Mark Ruelle

May 31, 2016

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Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the transactions referred to in this material, Great Plains Energy Incorporated (“Great Plains”) expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a preliminary joint proxy statement of Great Plains and Westar Energy, Inc. (“Westar Energy”) that also constitutes a preliminary prospectus of Great Plains. After the registration statement is declared effective Great Plains and Westar Energy will mail a definitive proxy statement/prospectus to shareholders of Great Plains and shareholders of Westar Energy. This material is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Great Plains or Westar Energy may file with the SEC and send to Great Plains’ and/or Westar Energy’s shareholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF GREAT PLAINS AND WESTAR ENERGY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Great Plains or Westar Energy through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Great Plains will be available free of charge on Great Plains’ website at www.greatplains.com, in the “Investor Relations” tab near the bottom of the page, or by contacting Great Plains’ Investor Relations Department at 1-800-245-5275. Copies of the documents filed with the SEC by Westar Energy will be available free of charge on Westar Energy’s website at www.westarenergy.com or by contacting Westar Energy’s Investor Relations Department at 785-575-8227.

Great Plains and Westar Energy and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Great Plains may be found in its 2015 Annual Report on Form 10-K filed with the SEC on February 24, 2016, and definitive proxy statement relating to its 2016 Annual Meeting of Shareholders filed with the SEC on March 24, 2016. Information about the directors and executive officers of Westar Energy may be found in its 2015 Annual Report on Form 10-K filed with the SEC on February 24, 2016, and definitive proxy statement relating to its 2016 Annual Meeting of Shareholders filed with the SEC on April 1, 2016. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

This communication contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 in connection with the proposed merger of Great Plains and Westar Energy. These statements include statements regarding describe nature of future statements, e.g. the anticipated closing date of the transaction or anticipated future results. Forward-looking statements may include words like “believe,” “anticipate,” “target,” “expect,” “pro forma,” “estimate,” “intend,” “guidance” or words of similar meaning. Forward-looking statements describe future plans, objectives, expectations or goals. Although Great Plains and Westar Energy believes that these statements are based on reasonable assumptions, all forward-looking statements involve risk and uncertainty. The factors that could cause actual results to differ materially from these forward-looking statements include those discussed herein as well as, without limitation, delays in completing the merger, including as a result of delays in obtaining regulatory approval or shareholder approval, changes in general economic conditions and regulatory and legislative changes that adversely affect the business in which Great Plains and Westar Energy are engaged. These forward looking statements speak only as of the date of this communication, and Great Plains and Westar Energy expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Great Plains’ or Westar Energy’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Great Plains and Westar Energy, including the most recent Forms 10-K and 10-Q, for additional information about Great Plains and Westar Energy and about the risks and uncertainties related to the business of each of Great Plains and Westar Energy which may affect the statements made in this communication

MAR:

Good morning.

Before I get started, first let me say “thank you” to everyone who worked doggedly late last week and into the holiday weekend to—safely—get everybody’s power back on. True to Murphy’s Law, the first, worst storm of the year, again encroached on a holiday weekend with your families.

(Thanks, everyone, for the extra effort and very long days.)

Now…I have an important announcement.

Sunday, our board agreed that Great Plains Energy, parent of KCPL, will acquire Westar. When the transaction closes, we’ll be part of that, now much larger, company . . . as a wholly owned subsidiary.

Given all the rumors, I know this isn’t a complete surprise, and I’m sorry that I couldn’t share more with you earlier. But as you can imagine, in a competitive process like this, it wouldn’t be smart to say too much, too early.

Here are the details:

First of all, the transaction is subject to regulatory approval, which will probably take until next spring, before it’s complete.

$            a share! Most of that in cash, but some converted into Great Plains shares.

If you’re a shareholder, you should be pleased. As an employee, you should be proud. (Just a year ago our stock was $37.)

That tremendous value is a testament to what you and your colleagues have helped create for our shareholders…which includes many of you, and maybe some of your family.

Going forward, our shareholders will continue to own about 15% of the new, larger, Great Plains Energy.

Other important terms…

They have agreed to keep our downtown Topeka headquarters. They’ve also agreed to honor our labor contracts, maintain our comp and benefits and provide enhanced severance protection for our non-union employees.]

They’re people we already know—as co-owners in some of our major assets, and as good neighbors who lend (and accept) a hand during storm restorations. I trust them. They’re people good for their word.

They also share the same commitment we have for our customers, and our friends and neighbors, so they’ve agreed to maintain our community involvement and charitable giving.

So, why would we choose to do this?

Well, for the same reasons we’ve been discussing for the past few years:

—Electricity sales aren’t growing much, yet our revenues are still based on those sales;

—Modernizing our systems and equipment, and taking good care of our customers means the cost of doing business keeps going up, but nobody likes to see our prices keep going up at the same rate.

—It’s no secret that regulation is also driving expenses up.

Eventually size will matter in our industry, and being part of a much larger company will help us take good care of our customers and spread out our costs.

So now, employees will be part of a larger company that can navigate with greater ease and efficiency the regulatory and economic challenges ahead.

Why Great Plains?

Mostly, for the reasons I said; they’re folks we know and trust, and with whom we already have a lot in common—including Wolf Creek, La Cygne, Jeffrey, the Southwest Power Pool, the KCC…and Kansas.

Upon completion, the company will double in size, with most of those customers in Kansas. It will become one of the largest, pure-play, regulated electric companies in the Midwest by combining the two largest electric utilities in Kansas.

Maybe the better question than, “Why Great Plains?”, is “What took so long?”

You might be asking, “Why even go down this path at all?”

Well, we know that in the past there were compelling reasons that caused other utilities to join with us to become what we now know as “Westar”—in fact, our company is just a consolidation of dozens, if not even a hundred, smaller utilities of the past.

Those reasons still exist, in fact, the pressures are even greater today…new regulations (everywhere we turn), regulators, consumer advocates and customers pushing back on price increases, slow sales, emerging competition, etc.

Let me tell you why we’ve taken this approach—and it has a little bit to do with the law, and psychology.

Let’s say you were one of the folks on our board of directors. You’d be paid to look after shareholders.

If you’re a board member, you have a “legal obligation” to look out for only one party—and that’s the shareholder.

(Now, I’m not saying directors don’t care about the company—you, me, our customers and our communities—because they do. I’m just talking about the narrow view under the law…your “legal duties” as a board member.)

Now let’s say we’re all just going about our business—taking care of our customers, watching out for one another, running our power plants, putting up lines, paying our shareholders their dividends— then one day, out of the blue—some company comes in with a huge dollar offer for our shareholders. For arguments sake, let’s say they had offered $60, the same high value we have in hand today, and that this came about when we were trading at about $40 or so.

But let’s also add that…maybe this party wasn’t so keen about making any commitments to our employees and our communities. Or, that they wanted to push all the transaction risk onto us.

In this hypothetical example, the only information to you as a board member would be:

—$60 vs. $40; and

—The “unsolicited” takeover wouldn’t give us any assurances about other important things we care about—like YOU.

If you were on that board, you’d be in a pretty sticky legal corner if you turned it down, wouldn’t you?

Well, that’s the reason we’ve chosen this path—taking the bull by the horns, running our own competitive process, with the time, place and partner chosen ON OUR TERMS…negotiating not just a tremendous value for our shareholders, but negotiating just as hard for our people and other things we care about deeply . . . with a company open and supportive to that approach. They, too, care about their employees.

I know you have a lot of questions, maybe are even a little anxious.

What we know is posted on the website, in the press release, etc.

And now that the transaction is public, we’ll be able to share more frequent updates as we make progress.

I know this news can be a little distracting, so I need your commitment to stay focused and to stay safe. I have always appreciated the great work each of you do to take great care of our customers, communities, and one another.

We each have important jobs to do today, while we seek approval for our company tomorrow.

While this announcement is important, it’s also a little bittersweet. That’s because many of us have come to know, gotten comfortable with, and even come to love this company. (I know I do.)

I know news like this always catches us off guard. But in one sense, this is just the next logical step as we work to keep OUR company successful.

Watch for more information in Watts Up as we continue this journey forward.

What you’ve helped build has positioned us well—both for this transaction and for the success of a much larger company of which we’ll now be a part.

Thank you for your work, your skills, and your dedication to one another and our customers.

I’m proud to work by your side.